UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D*

                    Under the Securities Exchange Act of 1934

                                 NetManage, Inc.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    641144308
                               -------------------
                                 (CUSIP Number)

                                 Adam J. Semler
                              JGD Management Corp.
                          767 Fifth Avenue, 17th Floor
                            New York, New York 10153
                            Telephone: (212) 300-1300

                                 With copies to:
                            Richard P. Swanson, Esq.
                               Arnold & Porter LLP
                                 399 Park Avenue
                            New York, New York 10022
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 30, 2007
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement}

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


                               Page 1 of 16 Pages

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 2 of 16 Pages

CUSIP No. 641144308                   13D
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     JGD Management Corp.
     EIN: 13-3633324
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    489,799
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           489,799
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     489,799
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
                                                                             |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 5.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------


                               Page 3 of 16 Pages

Item 1. Security and Issuer

            This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of NetManage, Inc. (the "Company").

            The principal executive offices of the Company are located at 20883 Stevens Creek Boulevard, Cupertino, CA 95014.

Item 2. Identity and Background

(a) This Statement is filed by JGD Management Corp. ("JGD" or the "Reporting Person"), a Delaware corporation, d/b/a York Capital Management, with respect to:

            (i) 103,535 shares of Common Stock directly owned by York Capital Management, L.P. ("York Capital"), a Delaware limited partnership;

            (ii) 348,150 shares of Common Stock directly owned by York Investment Limited ("York Investment"), a corporation of the Commonwealth of The Bahamas; and

            (iii) 38,114 shares of Common Stock directly owned by certain other accounts (the "Managed Accounts").

            Dinan Management, L.L.C. ("Dinan Management"), a New York limited liability company and the General Partner of York Capital; and York Offshore Holdings, Limited ("York Offshore Limited"), a corporation of the Commonwealth of the Bahamas and the investment manager of York Investment have delegated certain management and administrative duties of such funds to JGD. JGD also manages the Managed Accounts. Accordingly, JGD may be deemed to have beneficial ownership over the shares of Common Stock reported in this Statement.

            The sole shareholder of JGD is James G. Dinan.

            Dinan Management is the General Partner of York Capital. James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management.

            York Offshore Limited is the investment manager of York Investment. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited.

            The name of each director and each executive officer of JGD, York Investment and York Offshore Limited is set forth in Exhibits 1, 2 and 3, respectively, attached hereto, which are incorporated herein by reference.


                               Page 4 of 16 Pages

(b) The principal business address of each of JGD, York Capital, York Investment, Dinan Management, York Offshore Limited, James G. Dinan and Daniel
A. Schwartz is:

                 c/o York Capital Management
                 767 Fifth Avenue, 17th Floor
                 New York, New York 10153

            The business address of each other person named in Item 2(a) above is set forth on Exhibits 1, 2 and 3 attached hereto, which are incorporated herein by reference.

(c) JGD and its affiliates are investment managers of certain funds and accounts for which they have discretionary investment authority, and JGD manages the Managed Accounts.

            York Capital is a privately owned investment limited partnership in the principal business of purchasing for investment trading purposes securities and other financial instruments.

            York Investment is a privately owned investment company in the principal business of purchasing for investment trading purposes securities and other financial instruments.

            Dinan Management is a privately owned limited liability company in the principal business of acting as the General Partner of York Capital and another privately owned limited partnership.

            York Offshore Limited is a privately owned company in the principal business of acting as the investment manager of York Investment.

            The present principal occupation or employment of each other person named in Item 2(a) above is set forth on Exhibits 1, 2 and 3 attached hereto, which are incorporated herein by reference.

(d)-(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person named in Item 2(a) above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each natural person named in Item 2(a) above is set forth on Exhibits 1, 2 and 3 attached hereto, which are incorporated by reference herein.


                               Page 5 of 16 Pages

Item 3. Source and Amount of Funds or Other Consideration

            As of May 30, 2007, the aggregate amount of funds used to purchase the securities of the Company listed in Item 5(a)(i) was $2,735,335.06.

            The source of the funds used by the Reporting Person for the purchase of the securities of the Company listed in Item 5(a)(i) was the respective working capital of the following advisory clients of the Reporting
Person: (i) approximately $596,303.54 of working capital of York Capital; (ii) approximately $1,917,466.14 of working capital of York Investment; and (iii) approximately $221,565.38 of working capital of the Managed Accounts. Working capital in each of these three cases was provided by capital contributions of partners or shareholders, as the case may be, or the amount deposited in the Managed Accounts and internally generated funds.

Item 4. Purpose of Transaction

            The Reporting Person acquired the securities of the Company described in Item 5 of this Statement for investment purposes. In the ordinary course of its investment trading business, representatives of the Reporting Person, from time to time, engage in discussions with the management and directors of companies in which it has invested (on behalf of the Reporting Person's advisory clients) concerning the business and operations of the company and possible approaches to maximizing shareholder value.

            On or about May 18, 2007, representatives of the Reporting Person met the Chief Executive Officer of the Company to express the Reporting Person's interest as a shareholder in the Company in the business and operations of the Company and in the Reporting Person's possible participation in future investment opportunities in the Company. On June 8, 2007, representatives of the Reporting Person met with a member of the board of directors of the Company and discussed the Company's products, plans and strategic initiatives. No definitive proposal or plan relating to the Company was discussed. The Reporting Person intends to continue to engage in discussions with management and directors of the Company from time to time regarding the possible participation of the Reporting Person in future investment opportunities in the Company.

            Since the first meeting on May 18, 2007, representatives of the Company and the Reporting Person have engaged in negotiations regarding the terms and conditions of a Confidentiality Agreement between the Company and the Reporting Person for exchanges of information between the parties. Although the Company and the Reporting Person have not entered into any Confidentiality Agreement, it is expected that any Confidentiality Agreement between the Company and the Reporting Person would contain certain standard standstill provisions binding the Reporting Person and its affiliates.

            The Reporting Person reserves the right to change its intention with respect to any or all of the matters described in this Item 4. Also, the Reporting Person reserves the right to purchase additional securities of the Company (the "Securities"), either separately or together with other persons, to sell all or some of the Securities beneficially owned by them, or to otherwise trade in the Securities, in open market or private transactions.


                               Page 6 of 16 Pages

            Except as described above, the Reporting Person does not have any current plans or proposals which relate to or would result in:

            (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

            (d) any change in the board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of the Company;

            (f) any other material change in the Company's business or corporate structure;

            (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

            (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

            (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

            (j) any action similar to those numerated in clauses (a)-(i) above;

provided, however, the Reporting Person reserves the right to separately or collectively consider plans or proposals relating to or resulting in the occurrence of one or more of the transactions described in clauses (a)-(j) above in the future depending upon then existing factors, including without limitation the market for the Securities, the Company's then prospects, alternative investment opportunities, general economic and money-market investment conditions and other factors deemed relevant from time to time.


                               Page 7 of 16 Pages

Item 5. Interest in Securities of the Issuer

(a) (i) JGD may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 489,799 shares of Common Stock, which together constitute approximately 5.1% of the issued and outstanding shares of Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by JGD.

            (ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 103,535 shares of Common Stock, which together constitute approximately 1.1% of the issued and outstanding shares of Common Stock. As the General Partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital. In addition, as the Senior Managing Director and the controlling member of Dinan Management, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by York Capital.

            (iii) York Investment may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 348,150 shares of Common Stock, which together constitute approximately 3.6% of the issued and outstanding shares of Common Stock. As the investment manager of York Investment, York Offshore Limited may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment. In addition, as the controlling shareholder of York Offshore Limited, James G. Dinan may be deemed to be the beneficial owner of the Shares beneficially owned by York Investment.

            (iv) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1, 2 or 3.

            The number of shares of Common Stock beneficially owned and the percentage of outstanding shares of Common Stock represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentages of ownership described above for JGD, York Capital and York Investment are based on an aggregate of 9,560,815 shares of Common Stock issued and outstanding as of May 17, 2007, as reported in the Company's Quarterly Report on Form 10-Q filed with the SEC on May 21, 2007.

(b) (i) JGD has the sole power to dispose of, direct the disposition of, vote or direct the vote of 489,799 shares of Common Stock. As the sole shareholder of JGD, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 489,799 shares of Common Stock.


                               Page 8 of 16 Pages

            (ii) York Capital has the sole power to dispose of, direct the disposition of, vote or direct the vote of 103,535 shares of Common Stock. As the General Partner of York Capital, Dinan Management may be deemed to have the sole power to the sole power to dispose of, direct the disposition of, vote or direct the vote of 103,535 shares of Common Stock. In addition, as the Senior Managing Director and the controlling member of Dinan Management, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 103,535 shares of Common Stock.

            (iii) York Investment has the sole power to dispose of, direct the disposition of, vote or direct the vote of 348,150 shares of Common Stock. As the investment manager of York Investment, York Offshore Limited may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 348,150 shares of Common Stock. In addition, as the controlling shareholder of York Offshore Limited, James G. Dinan may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 348,150 shares of Common Stock.

            (iv) To the knowledge of the Reporting Person, except as described above, none of the persons named on Exhibit 1, 2 or 3 has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any share of Common Stock.

(c) The following table sets forth all transactions with respect to the Shares effected during the past sixty (60) days by the Reporting Person. All such transactions were effected in the open market.

----------------------------------------------------------------------------------------
Name of Advisory      Date of       No. of   Price per Share   Total Price   Transaction
     Client         Transaction     Shares      (dollars)       (dollars)        Type
----------------------------------------------------------------------------------------
Managed Account      5/10/2007         375         5.10        $  1,912.05     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/10/2007       2,637         5.12          13,501.44     Purchase
----------------------------------------------------------------------------------------
York Capital         5/10/2007       1,410         5.10           7,189.31     Purchase
----------------------------------------------------------------------------------------
York Capital         5/10/2007       9,913         5.12          50,754.56     Purchase
----------------------------------------------------------------------------------------
York Investment      5/10/2007       4,533         5.10          23,112.86     Purchase
----------------------------------------------------------------------------------------
York Investment      5/10/2007      31,876         5.12         163,205.12     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/10/2007         149         5.10             759.72     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/10/2007       1,046         5.12           5,355.52     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/11/2007         489         5.13           2,506.27     Purchase
----------------------------------------------------------------------------------------
York Capital         5/11/2007       1,836         5.13           9,410.05     Purchase
----------------------------------------------------------------------------------------
York Investment      5/11/2007       5,905         5.13          30,264.90     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/11/2007         194         5.13             994.31     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/14/2007       1,493         5.12           7,650.43     Purchase
----------------------------------------------------------------------------------------
York Capital         5/14/2007       5,612         5.12          28,757.01     Purchase
----------------------------------------------------------------------------------------
York Investment      5/14/2007      18,044         5.12          92,461.06     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/14/2007         592         5.12           3,033.53     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/15/2007       1,681         5.13           8,623.53     Purchase
----------------------------------------------------------------------------------------
York Capital         5/15/2007       6,317         5.13          32,406.21     Purchase
----------------------------------------------------------------------------------------
York Investment      5/15/2007      20,314         5.13         104,210.82     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/15/2007         666         5.13           3,416.58     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/16/2007         848         5.12           4,341.76     Purchase
----------------------------------------------------------------------------------------
York Capital         5/16/2007       3,187         5.12          16,317.44     Purchase
----------------------------------------------------------------------------------------
York Investment      5/16/2007      10,249         5.12          52,474.88     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/16/2007         336         5.12           1,720.32     Purchase
----------------------------------------------------------------------------------------


                               Page 9 of 16 Pages

----------------------------------------------------------------------------------------
Name of Advisory      Date of       No. of   Price per Share   Total Price   Transaction
     Client         Transaction     Shares      (dollars)       (dollars)        Type
----------------------------------------------------------------------------------------
Managed Account      5/17/2007         290         5.13           1,487.70     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/17/2007         168         5.07             851.76     Purchase
----------------------------------------------------------------------------------------
York Capital         5/17/2007       1,090         5.13           5,591.70     Purchase
----------------------------------------------------------------------------------------
York Capital         5/17/2007         632         5.07           3,204.24     Purchase
----------------------------------------------------------------------------------------
York Investment      5/17/2007       3,505         5.13          17,980.65     Purchase
----------------------------------------------------------------------------------------
York Investment      5/17/2007       2,033         5.07          10,307.31     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/17/2007         115         5.13             589.95     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/17/2007          67         5.07             339.69     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/18/2007         658         5.13           3,373.76     Purchase
----------------------------------------------------------------------------------------
York Capital         5/18/2007       2,474         5.13          12,684.94     Purchase
----------------------------------------------------------------------------------------
York Investment      5/18/2007       7,956         5.13          40,792.80     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/18/2007         261         5.13           1,338.23     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/21/2007         874         5.12           4,474.36     Purchase
----------------------------------------------------------------------------------------
York Capital         5/21/2007       3,284         5.12          16,812.11     Purchase
----------------------------------------------------------------------------------------
York Investment      5/21/2007      10,561         5.12          54,065.98     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/21/2007         346         5.12           1,771.31     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/22/2007      13,282         5.12          67,962.67     Purchase
----------------------------------------------------------------------------------------
York Capital         5/22/2007      49,922         5.12         255,445.88     Purchase
----------------------------------------------------------------------------------------
York Investment      5/22/2007     160,528         5.12         821,405.72     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/22/2007       5,268         5.12          26,955.83     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/23/2007       1,630         5.12           8,342.99     Purchase
----------------------------------------------------------------------------------------
York Capital         5/23/2007       6,126         5.12          31,355.32     Purchase
----------------------------------------------------------------------------------------
York Investment      5/23/2007      19,698         5.12         100,822.24     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/23/2007         646         5.12           3,306.49     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/24/2007           6         5.12              30.72     Purchase
----------------------------------------------------------------------------------------
York Capital         5/24/2007          22         5.12             112.64     Purchase
----------------------------------------------------------------------------------------
York Investment      5/24/2007          70         5.12             358.40     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/24/2007           2         5.12              10.24     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/25/2007         112         5.10             571.20     Purchase
----------------------------------------------------------------------------------------
York Capital         5/25/2007         420         5.10           2,142.00     Purchase
----------------------------------------------------------------------------------------
York Investment      5/25/2007       1,351         5.10           6,890.10     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/25/2007          44         5.10             224.40     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/29/2007           6         5.12              30.72     Purchase
----------------------------------------------------------------------------------------
York Capital         5/29/2007          22         5.12             112.64     Purchase
----------------------------------------------------------------------------------------
York Investment      5/29/2007          70         5.12             358.40     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/29/2007           2         5.12              10.24     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/30/2007       6,431         5.13          32,991.03     Purchase
----------------------------------------------------------------------------------------
York Capital         5/30/2007      24,173         5.13         124,007.49     Purchase
----------------------------------------------------------------------------------------
York Investment      5/30/2007      77,730         5.13         398,754.90     Purchase
----------------------------------------------------------------------------------------
Managed Account      5/30/2007       2,551         5.13          13,086.63     Purchase
----------------------------------------------------------------------------------------
Managed Account      6/4/2007        1,482         4.96           7,357.57     Sale
----------------------------------------------------------------------------------------
York Capital         6/4/2007        2,909         4.96          14,442.08     Sale
----------------------------------------------------------------------------------------
Managed Account      6/4/2007          609         4.96           3,023.45     Sale
----------------------------------------------------------------------------------------
Managed Account      6/6/2007          199         4.70             934.67     Sale
----------------------------------------------------------------------------------------
Managed Account      6/6/2007          290         4.70           1,362.08     Sale
----------------------------------------------------------------------------------------
Managed Account      6/6/2007        1,703         4.70           7,998.69     Sale
----------------------------------------------------------------------------------------
York Capital         6/6/2007        3,408         4.70          16,006.79     Sale
----------------------------------------------------------------------------------------
York Capital         6/6/2007        1,090         4.70           5,119.54     Sale
----------------------------------------------------------------------------------------
York Capital         6/6/2007        5,498         4.70          25,823.15     Sale
----------------------------------------------------------------------------------------
York Investment      6/6/2007       20,314         4.70          95,411.35     Sale
----------------------------------------------------------------------------------------
York Investment      6/6/2007        3,505         4.70          16,462.38     Sale
----------------------------------------------------------------------------------------
York Investment      6/6/2007        2,454         4.70          11,526.01     Sale
----------------------------------------------------------------------------------------
Managed Account      6/6/2007           57         4.70             267.72     Sale
----------------------------------------------------------------------------------------
Managed Account      6/6/2007          115         4.70             540.13     Sale
----------------------------------------------------------------------------------------
Managed Account      6/6/2007          696         4.70           3,268.99     Sale
----------------------------------------------------------------------------------------


                              Page 10 of 16 Pages

(d) The right to receive dividends from, or the proceeds from the sale of, all shares of Common Stock reported in this Statement as beneficially owned by the Reporting Person is held by York Capital, York Investment and the Managed Accounts, which are the advisory clients of the Reporting Person. The Reporting Person itself disclaims beneficial ownership of all shares of Common Stock reported in this Statement pursuant to Rule 13d-4 under the Exchange Act.

            Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock deemed to be beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Except as otherwise set forth herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Company.

Item 7. Material to Be Filed as Exhibits

            The exhibits listed on the Index of Exhibits of this Statement are filed herewith or incorporated by reference to a previously filed document.


                              Page 11 of 16 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to it is true, complete and correct.

Dated: June 11, 2007


                                        JGD MANAGEMENT CORP.


                                        By: /s/ Adam J. Semler
                                          --------------------------------------
                                          Adam J. Semler
                                          Chief Financial Officer


                              Page 12 of 16 Pages

                                INDEX OF EXHIBITS

Exhibit No.       Description
-----------       -----------

1 Name, title, principal business address, principal occupation and citizenship of each director and executive officer of JGD.

2 Name, title, principal business address, principal occupation and citizenship of each director and executive officer of York Investment.

3 Name, title, principal business address, principal occupation and citizenship of each director and executive officer of York Offshore Holdings, Limited.


                              Page 13 of 16 Pages

                                                                       EXHIBIT 1

            DIRECTORS AND EXECUTIVE OFFICERS OF JGD MANAGEMENT CORP.

                                            Principal Business
        Name               Title                  Address               Principal Occupation       Citizenship
        ----               -----                  -------               --------------------       -----------
   James G. Dinan          Chief             767 Fifth Avenue           Investment management          USA
                         Executive               17th Fl.
                        Officer and      New York, New York 10153       JGD Management Corp.
                         Director                                         767 Fifth Avenue
                                                                              17th Fl.
                                                                      New York, New York 10153
   Adam J. Semler          Chief             767 Fifth Avenue           Investment management          USA
                         Financial               17th Fl.
                        Officer and      New York, New York 10153       JGD Management Corp.
                         Director                                         767 Fifth Avenue
                                                                              17th Fl.
                                                                      New York, New York 10153
 Daniel A. Schwartz        Chief             767 Fifth Avenue           Investment management       Canadian
                        Investment       New York, New York 10153
                        Officer and                                     JGD Management Corp.
                         Director                                         767 Fifth Avenue
                                                                              17th Fl.
                                                                      New York, New York 10153


                              Page 14 of 16 Pages

                                                                       EXHIBIT 2

               DIRECTORS AND EXECUTIVE OFFICERS OF YORK INVESTMENT

                                        Principal Business
        Name              Title              Address                Principal Occupation       Citizenship
        ----              -----              -------                --------------------       -----------
    Dawn E. Davies       Director       Euro-Dutch Trust Co.               Retired               Bahamian
                                           (Bahamas) Ltd.
                                          Charlotte House
                                          Charlotte Street
                                           P.O. Box N9204
                                              Nassau,
                                            The Bahamas

     Anthony L.M.        Director       Euro-Dutch Trust Co.          Trust management           Bahamian
     Inder-Rieden                          (Bahamas) Ltd.
                                          Charlotte House           Euro-Dutch Trust Co.
                                          Charlotte Street             (Bahamas) Ltd.
                                           P.O. Box N9204              Charlotte House
                                              Nassau,                 Charlotte Street
                                            The Bahamas                P.O. Box N9204
                                                                           Nassau,
                                                                         The Bahamas


                              Page 15 of 16 Pages

                                                                       EXHIBIT 3

            DIRECTORS AND EXECUTIVE OFFICERS OF YORK OFFSHORE LIMITED

                                      Principal Business
       Name             Title               Address                Principal Occupation          Citizenship
       ----             -----               -------                --------------------          -----------
  James G. Dinan       Director        767 Fifth Avenue           Investment management              USA
                                           17th Fl.
                                   New York, New York 10153        JGD Management Corp.
                                                                     767 Fifth Avenue
                                                                         17th Fl.
                                                                 New York, New York 10153
Daniel A. Schwartz     Director        767 Fifth Avenue           Investment management           Canadian
                                           17th Fl.
                                   New York, New York 10153        JGD Management Corp.
                                                                     767 Fifth Avenue
                                                                         17th Fl.
                                                                 New York, New York 10153
  Adam J. Semler       Director        767 Fifth Avenue           Investment management              USA
                                           17th Fl.
                                   New York, New York 10153        JGD Management Corp.
                                                                     767 Fifth Avenue
                                                                         17th Fl.
                                                                 New York, New York 10153
   Anthony L.M.        Director      Euro-Dutch Trust Co.            Trust management             Bahamian
   Inder-Rieden                         (Bahamas) Ltd.
                                        Charlotte House            Euro-Dutch Trust Co.
                                       Charlotte Street               (Bahamas) Ltd.
                                        P.O. Box N9204               Charlotte House
                                            Nassau,                  Charlotte Street
                                          The Bahamas                 P.O. Box N9204
                                                                         Nassau,
                                                                       The Bahamas


                              Page 16 of 16 Pages